Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX January 22, 2026

IPERIONX RECEIVES PROTOTYPE PURCHASE ORDER FOR U.S. ARMY HEAVY GROUND COMBAT SYSTEMS

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) has received a US$0.3 million prototype purchase order from American Rheinmetall for the production of 700 lightweight titanium components for U.S. Army heavy ground combat systems. This initial purchase order has the potential to lead to a significantly larger agreement upon successful delivery of this initial scope of work.

The components will be manufactured in the United States using 100% recycled titanium feedstock, produced through IperionX’s patented Hydrogen Assisted Metallothermic Reduction (HAMR™) and Hydrogen Sintering and Phase Transformation (HSPT™) technologies. These technologies enable the domestic production of high-performance titanium components at materially lower cost relative to conventional titanium production routes.

Replacing steel components with titanium is expected to deliver measurable operational benefits, including a weight reduction of approximately 40–45% per component, translating to a reduction of several hundred kilograms per vehicle depending on final configuration.

Lightweighting is an increasingly critical design consideration for U.S. Army heavy ground combat platforms as the vehicles continues to gain mass through successive survivability and lethality upgrades, including enhanced armor systems and emerging counter-UAS and drone-protection solutions.

Specific benefits also include improved performance through reduced weight, enabling faster acceleration and better agility, increased operational range and survivability, and reduced ground pressure improving traction and flotation on soft or uneven terrain.

IperionX is the only domestic U.S. producer of commercial-scale primary titanium metal, a material that is designated as strategic and critical by the U.S. Government. Historically, the U.S. has relied heavily on foreign-sourced titanium sponge and upstream processing, creating vulnerabilities within defense and aerospace supply chains.

This purchase order directly supports U.S. Government priorities to reshore and secure critical materials supply chains, reduce reliance on foreign titanium sources, and expand domestic manufacturing capacity using recycled feedstocks.

IperionX CEO Taso Arima said:

“This purchase order demonstrates the practical application of IperionX’s recycled titanium technologies on important U.S. ground combat platforms. As the only domestic producer of commercial primary titanium, IperionX is uniquely positioned to support domestic defense priorities with secure, low-carbon, and cost-competitive titanium products manufactured entirely in the United States.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:
info@iperionx.com
+1 980 237 8900

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129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

Purchase order details

IperionX has received a purchase order from American Rheinmetall for the production of 700 titanium track pins to a value of approximately US$300,000. The track pins are to be produced using IperionX’s titanium technologies and delivered within 8-9 months of the purchase order date based upon product type.

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, automotive and additive manufacturing.